                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. _____)*

                               Input/Output, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    457652105
                                 (CUSIP Number)

                              James M. Lapeyre, Jr.
                                220 Laitram Lane
                            Harahan, Louisiana 70123
                                 (504) 733-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 7 Pages


CUSIP No. 457652105

(1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  James M. Lapeyre, Jr.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a) [ ]
                  (b) [ ]

(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS (See Instructions)

                  Not applicable.

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


                      (7)     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  77,500 shares of Common Stock, $0.01 par value
OWNED BY                      per share ("Common Stock")
EACH
REPORTING             (8)     SHARED VOTING POWER
PERSON
WITH                          5,815,000 shares of Common Stock

                      (9)     SOLE DISPOSITIVE POWER

                              77,500 shares of Common Stock

                      (10)    SHARED DISPOSITIVE POWER

                              5,815,000 shares of Common Stock

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,892,500 shares of Common Stock

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                  [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.7%

(14)     TYPE OF REPORTING PERSON (See Instructions)

                  IN

                                                               Page 3 of 7 Pages

                                  SCHEDULE 13D

Preliminary Statement

         This statement on Schedule 13D is filed on behalf of the Reporting Person, who previously filed a statement on Schedule 13G pursuant to Section 240.13d-1(c), to report his appointment to the Board of Directors of Input/Output, Inc. ("I/O"). As a director, the Reporting Person may have a more active role in corporate strategy and business decisions involving I/O than he did previously as solely a beneficial owner of securities of I/O. The filing of this statement on Schedule 13D shall not be deemed an acknowledgment or admission by the Reporting Person that such a statement is required to be filed pursuant to Section 240.13d-1(e), or otherwise, or that the reporting person holds the securities previously reported on the statement on Schedule 13G with a purpose or effect of changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect. Neither does the filing of this statement on Schedule 13D constitute an acknowledgment or admission by the Reporting Person that the Reporting Person does not continue to be eligible to file a statement on Schedule 13G, pursuant to Section 240.13d-1(c), as a person who, among other things, has not acquired such securities with any purpose, or with the effect of, changing or influencing the control of I/O, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 1. Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of I/O, a Delaware corporation, whose principal executive offices are located at 11104 West Airport Boulevard, Stafford, Texas 77477.

ITEM 2.  Identity and Background.

         (a) This statement is filed on behalf of James M. Lapeyre, Jr.

         (b) Mr. Lapeyre's business address is 220 Laitram Lane, Harahan, Louisiana 70123.

         (c) Mr. Lapeyre is currently employed as the President of The Laitram Corporation ("Laitram"), whose principal business is acting as the parent holding company of three wholly-owned subsidiaries which design, manufacture and sell patented inventions. Laitram's address is, and its principal offices are located at, 220 Laitram Lane, Harahan, Louisiana 70123. Laitram is a corporation organized under the laws of Louisiana. During the last five years, Laitram has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (d) During the last five years, Mr. Lapeyre has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                               Page 4 of 7 Pages

         (e) During the last five years, Mr. Lapeyre has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lapeyre is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

ITEM 4.  Purpose of Transaction.

         Laitram acquired an aggregate of 5,794,000 shares of Common Stock of I/O pursuant to an Agreement and Plan of Merger dated as of September 30, 1998 (the "Merger Agreement") by and among I/O; I/O Marine, Inc. ("I/O Marine"), a wholly-owned subsidiary of I/O; DigiCourse, Inc. ("DigiCourse"); and Laitram, the sole stockholder of DigiCourse. The Merger Agreement provided for the merger of I/O Marine with and into DigiCourse, and, as a result of such merger, (a) each share of capital stock of I/O Marine was converted into one share of common stock of DigiCourse, and (b) all of the issued and outstanding common stock of DigiCourse was converted into the right to receive an aggregate of 5,794,000 shares of I/O Common Stock. Mr. Lapeyre disclaims the beneficial ownership of the shares of I/O Common Stock acquired by Laitram. The Merger Agreement is incorporated as an exhibit hereto by reference to Exhibit 99.1 to the Form 8-K filed by I/O on November 30, 1998, Commission File No. 1-13402.

         The additional shares of I/O Common Stock reported herein as beneficially owned by Mr. Lapeyre were acquired through open market transactions. As set forth in Item 5 of this Schedule 13D, Mr. Lapeyre disclaims the beneficial ownership of certain of those shares.

         The purpose of the transaction reported by this Schedule 13D was and is an investment in the securities of I/O. Subject to market conditions and other factors deemed relevant to him, the Reporting Person may purchase, directly or indirectly, additional shares of I/O Common Stock or dispose of some or all of such shares in open market purchases or privately negotiated transactions.

         The Reporting Person is a director of I/O. In his capacity with I/O, the Reporting Person may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of I/O; extraordinary corporate transactions involving I/O or any of its subsidiaries; selling or transferring a material amount of assets of I/O or any of its subsidiaries; changing the present board of directors or management of I/O; materially changing the present capitalization or dividend policy of I/O; making other material changes in I/O's business or corporate structure; changing I/O's charter, bylaws or instruments corresponding thereto or other actions which may affect control of I/O; causing the I/O Common Stock no longer to be quoted on the New York Stock Exchange; causing the I/O Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or taking any action similar to any of those enumerated above.

                                                               Page 5 of 7 Pages

         Other than as described herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the following actions:

o the acquisition by any person of additional securities of I/O or the disposition of securities of I/O;

o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving I/O or any of its subsidiaries;

o a sale or transfer of a material amount of assets of I/O or any of its subsidiaries;

o any change in the present board of directors or management of I/O, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

o any material change in the present capitalization or dividend policy of I/O;

o        any other material change in I/O's business or corporate structure;

o changes in I/O's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of I/O by any person;

o causing a class of securities of I/O to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

o causing a class of securities of I/O to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

o        any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Mr. Lapeyre is the beneficial owner of 5,892,500 shares of Common Stock, representing approximately 11.7% of the shares of Common Stock of I/O believed to be outstanding.

         (b) Of the 5,892,500 shares of Common Stock reported herein as beneficially owned by Mr. Lapeyre, he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 77,500 shares and shares the power to vote or direct the vote and to dispose or to direct the disposition of 5,815,000 shares.

         Laitram is the owner of record of 5,794,000 shares of Common Stock reported herein as beneficially owned by Mr. Lapeyre, and Mr. Lapeyre shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of those 5,794,000 shares. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the 5,794,000 shares of Common Stock owned of record by Laitram.

                                                               Page 6 of 7 Pages

         Mr. Lapeyre jointly owns with his wife 10,500 shares of Common Stock reported herein as beneficially owned by him, and she shares with him the power to vote or to direct the vote and the power to dispose or to direct the disposition of such securities.

         Mr. and Mrs. Lapeyre jointly own as trustees of three separate trusts (each of which holds 3,500 shares of Common Stock) for the benefit of their three children 10,500 shares of Common Stock reported herein as beneficially owned by Mr. Lapeyre. Mr. and Mrs. Lapeyre share the power to vote or to direct the vote and the power to dispose or to direct the disposition of all such securities. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the 10,500 shares of Common Stock that he and his wife jointly own as trustees.

         Mr. Lapeyre's wife's name is Sally Huger Lapeyre. Her address is c/o Mr. James M. Lapeyre, Jr., 220 Laitram Lane, Harahan, Louisiana 70123, and she is not employed. During the last five years, Mrs. Lapeyre has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Lapeyre is a citizen of the United States.

         (c) During the past sixty days, Mr. Lapeyre has not effected any transactions involving the Common Stock of I/O.

         (d) Laitram is the owner of record of 5,794,000 shares of Common Stock reported herein as beneficially owned by Mr. Lapeyre. As such, Laitram has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and such right or power relates to more than 5% of the issued and outstanding shares of the Common Stock of I/O. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of the 5,794,000 shares of Common Stock owned of record by Laitram.

         Mr. Lapeyre jointly owns with his wife 10,500 shares of Common Stock reported herein as beneficially owned by him, and she shares with him the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

         Mr. Lapeyre jointly owns with his wife as trustees of three separate trusts (each of which holds 3,500 shares of Common Stock) for the benefit of their three minor children 10,500 shares of Common Stock reported herein as beneficially owned by him. With respect to these 10,500 shares of Common Stock, Mr. and Mrs. Lapeyre share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Pursuant Rule 13d-4 of the Exchange Act, Mr. Lapeyre disclaims the beneficial ownership of these shares of Common Stock.

         (e) Not applicable.

                                                               Page 7 of 7 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the Merger Agreement, Laitram entered into a Registration Rights Agreement with I/O dated November 16, 1998, which agreement grants Laitram (1) piggyback registration rights which allow Laitram to participate in certain underwritten public offerings initiated by I/O, subject to certain limitations and conditions set forth in the agreement, and (2) demand registration rights which allow Laitram to require I/O to register, up to two times, not less than one million shares (each time) of I/O Common Stock under the Securities Act of 1933, as amended, subject to certain limitations and conditions set forth in the agreement. A copy of this agreement is incorporated as an exhibit hereto by reference to Exhibit 99.2 to the Form 8-K filed by I/O on November 30, 1998, Commission File No. 1-13402.

         Description of the contents of any document referred to in this
Schedule 13D and filed or incorporated by referenced as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith or incorporated as an exhibit herein by reference.

ITEM 7. Material to be Filed as Exhibits.

EXHIBIT 1 Agreement and Plan of Merger dated as of September 30, 1998 by and among I/O Marine, I/O, DigiCourse and Laitram (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by I/O on November 30, 1998, Commission File No. 1-13402).

EXHIBIT 2 Registration Rights Agreement dated as of November 16, 1998 by and between I/O and Laitram (incorporated by reference to Exhibit 99.2 to the Form 8-K filed on behalf of I/O on November 30, 1998, Commission File No. 1-13402).

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ James M. Lapeyre, Jr.
                                                ----------------------------
                                                James M. Lapeyre, Jr.

Dated:  February 4, 1999